# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIG TREE CLOUD HOLDINGS LIMITED, CIK 0001999297
CUSIP: G1263B108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: ROOM 3303, BUILDING 1, MATIAN STREET, ZHONGLIANG YUNJING PLAZA, Shenzhen, China (F4), 518083
Date of event which requires filing of this statement: 01/08/2025
Filed by CIK 0002081895
Persons authorized to receive notices and communications: PLOUTOS GROUP LIMITED, Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 0755 2759-5623

## Reporting persons
- PLOUTOS GROUP LIMITED (CIK 0002081895): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 70,000,000; sole dispositive power 0; shared dispositive power 70,000,000; aggregate amount beneficially owned 70,000,000 (80.48% of the class)
  Comment: (1) Calculated based on 86,972,928 shares of Class A ordinary shares of the Issuer outstanding.
- Wenquan Zhu: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 70,000,000; sole dispositive power 0; shared dispositive power 70,000,000; aggregate amount beneficially owned 70,000,000 (80.48% of the class)
  Comment: (1) Calculated based on 86,972,928 shares of Class A ordinary shares of the Issuer outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: BIG TREE CLOUD HOLDINGS LIMITED
Address of issuer's principal executive offices: ROOM 3303, BUILDING 1, MATIAN STREET, ZHONGLIANG YUNJING PLAZA, Shenzhen, China (F4), 518083

## Item 2. Identity and Background
Name of person filing:
This Statement is filed jointly by (i) PLOUTOS GROUP LIMITED ("PLOUTOS") and (ii) Wenquan Zhu (collectively, the "Reporting Persons").

Wenquan Zhu owns all of the equity interests, and serves as the sole director, of PLOUTOS, and therefore may be deemed to be beneficial owner of the Class A Ordinary Shares held by PLOUTOS.
Residence or business address: The business address of the Reporting Persons is Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.
Present principal occupation or employment: Wenquan Zhu is the Chairman and Chief Executive Officer of the Issuer and is the sole director of PLOUTOS. The principal business of PLOUTOS is a holding company of their passive investment.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Wenquan Zhu is a citizen of the People's Republic of China. PLOUTOS is a business company organized under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 6, 2024, the Issuer consummated the previously announced business combination (the "Business Combination") pursuant to the terms of certain agreement and plan of merger, dated as of October 9, 2023 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, upon closing of the Business Combination, PLOUTOS receives 50,000,000 Class A ordinary shares of the issuer (the "Merger Consideration Shares").

On January 8, 2025, PLOUTOS receives 20,000,000 earn-out shares upon satisfaction of certain earn-out event pursuant to the Merger Agreement.

References to and descriptions of the Merger Agreement herein are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 2 and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer's Class A ordinary shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Wenquan Zhu serves as the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Class A ordinary shares of the Issuer during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A ordinary shares of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the Business Combination Agreement under Item 3 are incorporated herein by reference.

Upon closing of the Business Combination (the "Closing"), PLOUTOS entered into an agreement with the Issuer, pursuant to which ninety-five percent (95%) of the Merger Consideration Shares (the "Lock-Up Shares") shall be subject to a lock-up in accordance with the terms and conditions thereunder. PLOUTOS agrees, subject to certain customary exceptions, not to:

(i) offer, sell contract to sell, pledge, or otherwise dispose of, directly or indirectly, any Lock-Up share, or enter into a transaction that would have the same effect;

(ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any of these transactions are to be settled by delivery of such Lock-Up shares, in cash or otherwise; or

(iii) publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, edge or other arrangement, or engage in any "Short Sales" (as defined in the Lock-up Agreement) with respect to any security of the Issuer.

until (i) with respect to 50% of the Lock-Up Shares, the period commencing on the Closing and ending until the earliest of: (i) six months after the completion of the Business Combination (as defined in the Merger Agreement); (ii) the date (A) on which the last reported sale price of the Issuer's Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (B) that is at least 150 calendar days after the completion of the Business Combination; and (iii) subsequent to the Business Combination, the date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer's shareholders having the right to exchange their Class A ordinary shares of the Issuer for cash, securities or other property.

Upon closing of the Business Combination, PLOUTOS entered into an amended and restated registration rights agreement with the Issuer and certain other parties to provide for the registration of the Class A ordinary shares of the Issuer.

The summary of certain provisions of the Business Combination Agreement, the lock-up agreement and the amended and restated registration rights agreement in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.2, 99.3 and 99.4, respectively, hereto and are incorporated herein by reference.

To the best of the knowledge of the Reporting Persons, except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Joint Filing Agreement, between each Reporting Person, dated September 10, 2025 by and among the Reporting Persons
2 Agreement and Plan of Merger, dated October 9, 2023 (incorporated by reference to Exhibit 2.1 to Plutonian Acquisition Corp.'s current report on Form 8-K filed with the SEC on October 11, 2023)
3 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Plutonian Acquisition Corp.'s current report on Form 8-K filed with the SEC on October 13, 2023)
4 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Plutonian Acquisition Corp.'s current report on Form 8-K filed with the SEC on October 13, 2023)

## Signatures
- PLOUTOS GROUP LIMITED: /s/ Wenquan Zhu, Wenquan Zhu, Director (09/10/2025)
- Wenquan Zhu: /s/ Wenquan Zhu, Wenquan Zhu (09/10/2025)